June 27, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	SAI.TECH Global Corporation

Registration Statement on Form F-1

Filed June 1, 2022

File No. 333-265333

Ladies and Gentlemen:

On behalf of our client, SAI.TECH Global Corporation (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 17, 2022, relating to the Company’s Registration Statement on Form F-1 filed via EDGAR on June 1, 2022.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form F-1 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Form F-1 filed June 1, 2022

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 60–61 of the Amended Registration Statement.

2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 10, 12, 62, 65, 73, 101, 109 and 146 of the Amended Registration Statement.

3. We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a sizable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class ordinary shares. Highlight the negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 12, 60–61 and 62 of the Amended Registration Statement.

Risk Factors

We have a total of 12,933,653 Class A Ordinary Shares outstanding. . . . , page 63

4. To illustrate the risk of negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of Class A ordinary shares, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of Class A shares outstanding and of the public float. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 12, 60–61, 62 and 129 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 107

5. We note that the projected net loss for 2021 was $1.125 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual net loss for 2021 was approximately $16.7 million. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 109 of the Amended Registration Statement.

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 109 of the Amended Registration Statement.

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 12, 60–61, 62, 65 and 129 of the Amended Registration Statement.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Risheng Li, Chief Executive Officer, SAI.TECH Global Corporation